Exhibit 2

EMBRAER ANNOUNCES NORTHWEST AIRLINES ORDER FOR 36 EMBRAER 175 JETS

Options and rolling purchase rights encompass additional 136 aircraft

São José dos Campos, October 5, 2006 –Embraer today announced that U.S. based carrier Northwest Airlines has placed a firm order for 36 EMBRAER 175s, with options for additional 36 aircraft of the same type and up to 100 rolling purchase rights. The new E-Jets will be operated by Northwest’s regional subsidiary Compass Airlines, and will fly under the Northwest Airlink brand name.  Deliveries are scheduled to begin in the second quarter of 2007. The values of the orders were not disclosed.

The EMBRAER 175 aircraft for Northwest will be configured for 76 seats in dual-class configuration – 12 first class seats, and 64 coach class seats. The introduction of Embraer’s aircraft is part of Northwest ongoing fleet renewal plan and will allow the Company to offer high standards in passenger comfort and pursue growth opportunities in important markets with improved aircraft economics.

“The EMBRAER 175 aircraft provides a comfortable and efficient flight experience and we are pleased to introduce this highly valued aircraft manufacturer’s product line to Northwest travelers,” said Doug Steenland, Northwest president and chief executive.  “The new aircraft will lower our operating costs through a combination of significantly lower fuel consumption along with inherent maintenance cost advantages.”

The EMBRAER 175 in the color of Northwest Airlines (artist rendering)

 “We are very pleased with Northwest Airlines’ decision of introducing Embraer aircraft in its fleet,” said Frederico Fleury Curado, Embraer Executive Vice-President, Airline Market. “The EMBRAER 175 utilization in Northwest  regional routes will provide the airline greater revenue potential due to its superior comfort and passenger preference, which combines very well with the aircraft low operating costs.”

PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866

The EMBRAER 175 is the second of four members of the E-Jets family, a new generation of aircraft designed specifically for the 70 to110-seat segment.  Adopting a clean sheet design, the Embraer’s E-Jets are engineered to maximize passenger comfort with exceptional performance  and superior operating economics.

The new aircraft order is subject to the approval of the U.S. Bankruptcy Court for the Southern District of New York.

As of September 30, 2006, the EMBRAER 170/190 family had logged 543 firm orders options. With a total of 184 aircraft delivered to that date, the family is currently flying for Air Canada (Canada), Alitalia Express (Italy), Cirrus (Germany), Copa (Panama), Delta Connection (USA), Finnair (Finland), Hong Kong Express (Hong Kong), JetBlue (USA), LOT Polish (Poland), Paramount Airways (India), Saudi Arabian Airlines (Saudi Arabia), TAME (Ecuador), United Express (USA) and US Airways Express (USA).

Embraer is the world’s leading manufacturer of commercial jets of up to 110 seats.

Embraer Image Gallery

Visit the Embraer Image Gallery at www.Embraer.com

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s leading manufacturer of Commercial jets up to 110 seats with 37 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the Commercial aviation, Executive aviation, and Defense and Government segments. With headquarters in São José dos Campos, state of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of September 30, 2006, Embraer had a total workforce of 18,336 people, and its firm order backlog totaled US$13.3 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

PRESS OFFICES

Headquarters	North America	Europe, Middle East and Africa		China

Rosana Dias	Pedro Ferraz	Stéphane Guilbaud	Catherine Fracchia	Tracy Chen
rosana.dias@embraer.com.br	pedro.ferraz@embraer.com	sguilbaud@embraer.fr	cfracchia@embraer.fr	tracy.chen@bjs.embraer.com
Cell: (+55 12) 9724 4929	Cell: (+1 954) 651 1871	Cell: (+33 6) 7522 8519	Cell: (+33 6) 7523 6903	Cell: (+86) 1391 018 2281
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530	Phone: (+86 10) 6505 5045
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456	Fax: (+86 10) 6505 9866